Mail Stop 4561

July 15, 2009

By U.S. Mail and Facsimile to 713-267-7783

L. Anderson Creel
Executive Vice President and Chief Financial Officer
Encore Bancshares, Inc.
Nine Greenway Plaza, Suite 1000
Houston, Texas 77046

      Re: Encore Bancshares, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2008
            File No. 001-33598

Dear Mr. Creel:

      We have completed our review of your Form 10-K for the fiscal year ended December 31, 2008, and we have no further comments.

            Sincerely,

            Gregory Dundas
            Attorney Adviser